Management Services Agreement (MSA)

Effective May_____, 2005

This Agreement is between:

Sungold International Holdings Corp.,
(hereinafter referred to as SIHC)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Tony Currie
(hereinafter referred to as TC)
_____________________________________
Toronto, Ontario CANADA ____________

Whereas, the Board of Directors of SIHC have expressed a desire to appoint a President for SIHC, and to form a Management Committee to oversee the day to day business affairs of the Corporations and,

Whereas, Tony Currie (TC) , shall be appointed as the President of SIHC, and also as a member of the Management Committee which reports directly to the Board of Directors of SIHC on a scheduled basis to be agreed upon and that,

  The Management Committee shall also include Keith Blackwell, Larry Simpson, Troy Griffin, and possibly certain other individuals as appointed unanimously by the Committee and confirmed by Larry Simpson to the Board of Directors, and
  The Management Committee is an advisory task force which draws its authority for implementing its decisions through the offices of the committee members.

Now therefore and in consideration of the foregoing, it is hereby agreed as follows:

  TC will assume the position of President for SIHC, and sit on the Management Committee.
  The term of this agreement shall be for a One (1) year period of time and take full effect upon signing of this agreement.
  This agreement can be renewed upon expiry in accordance with negotiations between the Management Committee and Board of Directors which shall begin at least three (3) months prior to the expiration of this initial agreement.
  TC shall receive an allocation of 500,000 Class A Common shares at the time of signing. These shares would be automatically revoked if this contract were terminated within three months.

  TC shall receive a monthly fee, payable in advance on the first of every month, commencing June 1, 2005 of One Thousand Dollars in Canadian funds ($1,000.00) plus GST, plus $200.00 per hour for extra time in the previous month over 5 hours per month, not to exceed 15 extra hours per month.
  Upon signing of this agreement, TC shall be issued an option to purchase at any time before March 31st 2007 from SIHC Treasury 750,000 unrestricted Class A Common shares (trading symbol SGIHF) at Twelve cents US funds ($0.12 US) per share without restriction and tradable upon issuance.
  Expenses incurred by TC on behalf of the company shall be reimbursed by the company.

TERMINATION

This agreement may be terminated by a majority vote of the Management Committee if ratified by the Board of Directors upon payment of three months notice, in which case the stock option rights remain in force as specified until their expiration date.

TC may resign at any time in which case no further payments are owing. If TC resigns, the stock options in force expire within two months of the resignation notice.

EFFECTIVE DATE

This agreement shall be in full force and effect immediately upon acceptance as signed and witnessed below.

The parties agree that an executed copy received by telefax will represent a completed agreement.

This agreement has been approved and accepted by the following individuals who have full and complete authority to legally bind each party respectively:

Sungold International Holdings Corp.,

/s/ Donald Harris
Donald Harris, Chairman

Witnessed by:

/s/ Margaret M. Menard
Print Name: Margaret M. Menard

And,

/s/ Tony Currie
Tony Currie

Witnessed by:

/s/ Keith Blackwell
T. Keith Blackwell C.A.

Dated this day of May, 2005.